(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back of page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Octel Corp.

Full Name of Registrant

Former Name if Applicable

200 Executive Drive

Address of Principal Executive Office (Street and Number)

Newark, DL 19702

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense.

The delay in filing of the Registrant’s Form 10-K results from the need to complete an investigation relating to the matter described below (the “Transaction”) and consideration of the impact of the Transaction on the Registrant’s assessment of internal controls over financial reporting. Based on the current information available, the Registrant believes that the relevant facts are as follows:

On February 24, 2005, Dennis J. Kerrison, the Chief Executive Officer and President of the Registrant arranged to transfer GBP 50,000 (equivalent to approximately SAR 500,000) from his bank account in the United Kingdom to the account of the Associated Octel Company (South Africa) (Pty) Limited (“AOCSA”), a wholly owned indirect subsidiary of the Registrant. On the same day, at the initiation of Mr. Kerrison, AOCSA made a payment of SAR 500,000 (equivalent to approximately USD 85,000) for Mr. Kerrison’s personal use. On February 28, 2005 AOCSA received the funds transmitted from Mr Kerrison’s U.K. bank account. Mr Kerrison later reimbursed AOCSA for associated costs.

On March 2, 2005, the Registrant, upon approval by the chairman of the Audit Committee, commenced an internal review of AOCSA led by the Chief Internal Auditor.

On March 9, 2005 the Board of Directors established a special committee consisting of the members of the Audit Committee and the Corporate Governance and Nominating Committee (the “Special Committee”) to investigate and make recommendations in respect of the facts surrounding the Transaction, including whether the Transaction involved a breach of the Code of Ethics of the Registrant and whether the Transaction and any related actions or omissions were executed in compliance with applicable law. The Special Committee has commenced an internal review and retained independent counsel to assist the Special Committee in its investigation. Upon completion of the investigation, the Registrant’s management will consider the impact upon its assessment of the effectiveness of internal controls over financial reporting and whether a significant or material weakness exists therein.

The Registrant considers that it is inappropriate for the Annual Report on Form 10-K to be filed until such time as the investigation and evaluation of the Registrant’s internal controls over financial reporting has been completed.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heather Ashworth (Name)	011 - 44 (Area Code)	161 498 8889 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Octel Corp.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date	March 17, 2005	By	/s/ Paul Jennings

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate the information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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